UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File Number 001-36896

MERCURITY FINTECH HOLDING INC.

(Registrant’s name)

1330 Avenue of the Americas, Fl 33,

New York, NY 10019

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Entry into a Material Definitive Agreement and Unregistered Sale of Equity Securities.

On December 19, 2024, Mercurity Fintech Holding Inc. (the “Company”) entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) with a non-U.S. investor (the “Purchaser”) for a private placement offering, providing the sale and issuance of 1,470,000 ordinary shares of the Company, par value $0.004 per share (the “New Shares”), for a total purchase price of US$10,010,700 at $6.81 per share (the “Offering”). The Offering was closed on December 26, 2024. Upon closing, the Company issued a total of 1,470,000 Ordinary Shares to the Purchaser following receipt of a total purchase price of US$10,010,700.

The foregoing description does not purport to be complete and is qualified in its entirety by reference to the full text of the Securities Purchase Agreement, which is attached hereto as Exhibit 10.1, and is incorporated herein by reference.

On December 26, 2024, the Company published an announcement (the “Press Release”), a copy of which is attached herein as Exhibit 99.1.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Securities Purchase Agreement by and between the Company and the Purchaser dated December 19, 2024
99.1	Press Release

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mercurity Fintech Holding Inc.

By:	/s/ Shi Qiu
Name:	Shi Qiu
Title:	Chief Executive Officer

Date: December 26, 2024

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